SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                            Tower Semiconductor Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Ordinary Shares, NIS 1.00 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   M87915100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Bradley A. Perkins
                       Vice President and General Counsel
                       Alliance Semiconductor Corporation
                             2575 Auugustine Drive
                         Santa Clara, California 95054
                                 (408) 855-4900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 26, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.M87915100                       13D                  Page 2 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Alliance Semiconductor Corporation

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     IRS I. D. # 77-0057842

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     2(d) OR 2(e)

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,559,931 (1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    12,486,311 (with respect to certain matters as set forth
  OWNED BY          in the Consolidated Shareholders Agreement, dated as of
                    January 18, 2001, filed as Exhibit 4 to this Schedule 13D)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    12,486,311 (with respect to certain matters as set forth in the Consolidated Shareholders Agreement, dated as of January 18, 2001, filed as Exhibit 4 to this Schedule 13D)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,486,311 (2)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     64.1% (based on the number of shares of Issuer Ordinary Shares outstanding as of January 18, 2001 as represented by the Issuer)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Represents shares held of record by Alliance Semiconductor Corporation ("Alliance") or purchasable by Alliance within sixty (60) days of the date hereof. Such shares are subject to certain voting and disposition restrictions and obligations as described more fully in footnote (2) and Item 4 below.

(2) 12,486,311 shares of Tower Semiconductor Ltd. ("Issuer") ordinary shares are subject to a Consolidated Shareholders Agreement ("Consolidated Shareholders Agreement") dated as of January 18, 2001 by and among Alliance and certain
shareholders  of  Issuer   (discussed  in  item  4  below).   The   Consolidated
Shareholders  Agreement  provides  that each  party  thereto  agrees to vote all shares of Issuer  held by it in a  particular  manner,  with  respect to certain
matters,   and  that  each  party  thereto  agrees  to  be  subject  to  certain restrictions on the disposition of such party's Issuer shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Alliance that it is the beneficial owner of any of the shares of Issuer covered by the Consolidated Shareholders Agreement, other than the shares held of record by Alliance, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed. The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See item 5. Based on the number of ordinary shares of Issuer outstanding as of January 18, 2001(as represented by Issuer on January 28, 2001), the number of ordinary shares of Issuer covered by the Shareholders Agreement represents approximately 64.1% of the outstanding Issuer ordinary shares.

CUSIP No.M87915100                       13D                  Page 3 of 11 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This is an amendment to a Form 13D which was filed in error on January 28, 2001 by Alliance Semiconductor Corporation ("Alliance"). The Form 13D was incorrectly filed to Alliance's EDGAR Central Index Key ("CIK" - 0000913293) instead of Tower's CIK (000092887). Additionally, a number of changes are included to this amended Form 13D. Please disredard the filing by Alliance on January 28, 2001. Feel free to contact the Alliance with any questions.

This  statement on Schedule 13D relates to the  ordinary  shares,  par value NIS
1.00 per share ("Issuer Shares"), of Tower Semiconductor Ltd., an Israeli corporation. The principal executive offices of the Issuer are located at P.O. Box 619, Migdal Haemek, Israel 23105.

________________________________________________________________________________
Item 2.  Identity and Background.

(a)-(c), (f) The name of the person filing this statement is Alliance Semiconductor Corporation, a Delaware corporation. The address of the principal office and principal business of Alliance is 2527 Augustine Drive, Santa Clara, CA 95054. Alliance is a leading worldwide supplier of high performance memory and memory intensive logic products. Alliance's product lines include Static Random Access Memory (SRAM), Dynamic Random Access Memory (DRAM), Flash memory and embedded memory and logic products. Alliance designs, develops and markets its products to the networking, telecommunication, instrumentation, consumer and computing markets. Alliance manufactures its products through independent manufacturing facilities, using advanced CMOS process technologies with line widths as narrow as 0.18um. Set forth in Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Alliance's directors and executive officers, as of the date hereof. The information contained in Schedule A is incorporated herein in its entirety by reference.

To the best knowledge of Alliance, set forth in Schedule B is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers, as of the date hereof, of each corporation which, along with Alliance, may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by SanDisk that a group exists. The information contained in Schedule B is incorporated herein in its entirety by reference.

The Israel Corporation ("TIC") is an Israeli corporation and is one of Israel`s major holding companies. TIC's principal executive office is located at Millennium Tower, 23rd and 24th Floors, 23 Aranha Street, Tel-Aviv, 61070.

SanDisk Corporation, Inc. ("SanDisk") is a Delaware corporation that designs, manufactures and markets flash memory storage products that are used in a wide variety of electronic systems. SanDisk's principal office is located at 140 Caspian Court, Sunnyvale, CA 94089.

Macronix International Co., Ltd. ("Macronix) is a Taiwanese corporation that is a provider of customer/application drive non-volatile memory requiring state-of-the-art technology. Macronix's principal executive office is located at 6F, No. 196, Sec 2, Cheng Kuo North Road, Taipei, Taiwan, R.O.C.

(d) - (e) During the past five years, neither Alliance nor, to Alliance's knowledge, TIC, SanDisk, Macronix, or any person named in Schedule A or B to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

(f) Not applicable.

CUSIP No.M87915100                       13D                  Page 4 of 11 Pages

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Effective January 26, 2001, Issuer satisfied the closing conditions of the share purchase agreements (as described below) it entered into with each of Alliance, TIC, SanDisk and Macronix (each a "Shareholder" and collectively the "Shareholders"), pursuant to which the Shareholders purchased an aggregate of 3,629,873 Issuer Shares. On January 26, 2001, Alliance transferred $20 million of its working capital to purchase 866,551 Issuer Shares and pre-paid wafer credits in the amount of $8,786,827 from Issuer in a private transaction. On July 4, 2000, SanDisk into a share purchase agreement with Tower to purchasee 866,551 Issuer Shares in a private transaction for an aggregate purchase price of $20 million in cash. Macronix entered into a share purchase agreement with Issuer to purchase 866,551 Issuer Shares in a private transaction for an aggregate purchase price of $20 million. On December 12, 2000, TIC entered into a share purchase agreement with Issuer to purchase 1,030,220 Issuer. Alliance has no knowledge as to the source of funds used by SanDisk, TIC or Macronix to purchase such shares.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

(a), (d) Alliance entered into two joinder sgreement ("Alliance / Tower Joinder Agreement" and "Alliance / TIC Joinder Agreement"), both dated as of August 29, 2000, by and between Alliance, Issuer, and TIC, to to join a Purchase Agreement between Issuer and SanDisk ("Purchase Agreement") dated July 4, 2000, for Alliance to make a $20 million strategic investment in Issuer, and thereby acquire 866,551 Issuer Shares. The Alliance / Tower Joinder Agreement and Alliance / TIC Joinder Agreement also allowed Alliance to join Issuer and SanDisk in the Additional Purchase Obligation Agreement ("Additional Purchase Agreement") dated July 4, 2000, and Alliance entered into the Registration Rights Agreement ("Registration Rights Agreement") dated January 18, 2001 by and between Issuer, Alliance, SanDisk, TIC, Macronix and QuickLogic Corporation. On January 18, 2001, Alliance entered into the Consolidated Shareholders Agreement ("Consolidated Shareholders Agreement") by and among Alliance, SanDisk, TIC and Macronix, such Consolidated Agreement superseding the prior Shareholders Agreement. The foregoing summary of the Purchase Agreement, Alliance / Tower Joinder Agreement and Alliance / TIC Joinder Agreement are qualified in their entirety by reference to the Purchase Agreement and Purchase Agreement included as Exhibits 1, 5 and 6 to this Schedule 13D and incorporated herein in its entirety by reference. To the best of Alliance's knowledge, SanDisk and Macronix each entered into a share purchase agreement with Issuer in substantially the same form and upon substantially the same terms as the Alliance Purchase Agreement.

Under the terms of Section 2 of and upon execution of the The Alliance / Tower Joinder Agreement and Alliance / TIC Joinder Agreement, Issuer will deliver to Alliance warrants that must be exercised by Alliance within thirty (30) days of the occurrence of the events specified in Section 5 thereof for the purchase, in the aggregate, of up to 1,833,450 additional Issuer Shares at an exercise price of $30, as adjusted pursuant to Section 4 thereof. As of the date that is sixty
(60) days from the date hereof, the number of Issuer Shares Alliance is obligated to purchase under such warrants is 733,380 shares. The foregoing summary of the Additional Purchase Agreement, Alliance / Tower Joinder Agreement and Alliance / TIC Joinder Agreement are qualified in their entirety by reference to the Additional Purchase Agreement included as Exhibit 2 this
Schedule 13D and incorporated herein in its entirety by reference. To the best of Alliance's knowledge, TIC, SanDisk and Macronix each entered into a share purchase agreement in substantially the same form and upon substantially the same terms as the Alliance Additional Purchase Agreement.

Under the terms of the Registration Rights Agreement by and between Alliance, TIC, SanDisk, Macronix and QuickLogic, each of Alliance, TIC, Sandisk, Macronix and QuickLogic has demand and piggy-back registration rights with respect to Issuer Shares purchased by it pursuant to the Stock Purchase Agreement and the Additional Purchase Agreement. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

CUSIP No.M87915100                       13D                  Page 5 of 11 Pages


Under the terms of the Consolidated Shareholders Agreement, the Shareholders have agreed to vote (or cause to be voted) at general meetings of shareholders all of their respective Issuer Shares, in the manner set forth in Section 2 thereof, (i) for the election to the board of directors of Issuer ("Board") of
(a) nominees designated by each Shareholder to the Board, (b) nominees recommended by the Board, (c) a member of management of Issuer, and (d) such other directors as agreed to by Shareholders; (ii) for the election of a TIC nominee, who will be one of the nominees in clause (i)(a) above, as chairman of the Board; (iii) for any other resolution which is necessary in order to facilitate the elections specified in clauses (i) through (iii) of this paragraph; and (iv) against the election of any other person to the Board. In addition, pursuant to Section 3, and subject to certain exceptions as set forth therein, each Shareholder has agreed to certain restrictions on its ability to transfer Issuer Shares for three years, and has agreed to retain a minimum number of Issuer Shares for a period of five years. Furthermore, pursuant to
Section 4, each Shareholder has a right of first offer with respect to any Issuer Shares any Shareholder proposes to transfer. Moreover, subject to the provisions of Section 3, the proposed transfer of any Shareholder of Issuer Shares to certain specified parties is subject to a right of first refusal, as provided in Section 5. Finally, to the extent the right of first refusal with respect to the proposed transfer of Issuer Shares pursuant to Section 4 or
Section 5, as described above, is not fully exercised, each Shareholder shall have a right of co-sale as provided in Section 6. The foregoing summary of the Consolidated Shareholders Agreement is qualified in its entirety by reference to the Consolidated Shareholders Agreement included as Exhibit 4 to this Schedule 13D and incorporated herein in its entirety by reference.

(j) To Alliance's knowledge, other than described above, none.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a)-(b) As a result of the Consolidated Shareholder Agreement, each Shareholder may be deemed to be the beneficial owner of at least 12,486,311 Issuer Shares. Such shares constitute approximately 64.1% of the outstanding shares of Issuer Shares, based on the capitalization of the Issuer as of January 18, 2001 as represented to Alliance by the Issuer and calculated in accordance with Rule 13d-3(d)(i). Such beneficial ownership is based on the ownership, as represented to SanDisk by the Issuer, by each of Alliance, SanDisk and Macronix of 866,551 Issuer Shares, and of TIC of 6,698,380 Issuer Shares, and a mandatory obligation of each of Alliance, SanDisk and Macronix to purchase an additional aggregate of 733,380 Issuer Shares, and of TIC to purchase an additional 1,108,138 Issuer Shares within the next sixty (60) days of the date hereof.

Alliance may be deemed to have the shared power to vote and dispose of the Issuer Shares held by it and the other Shareholders pursuant to the Consolidated Shareholders Agreement with respect to those matters described in Item 4 above. However, Alliance (i) is not entitled to any rights as a shareholder of Tower as to the Issuer Shares covered by the Consolidated Shareholders Agreement and which are not held of record by Alliance or subject to a mandatory obligation of SanDisk to purchase such shares within sixty (60) days of the date hereof and
(ii) disclaims beneficial ownership of the Issuer Shares which are covered by the Consolidated Shareholders Agreement and which are not held of record by Alliance or subject to a mandatory obligation of Alliance to purchase such shares.

To Alliance's knowledge, no shares of Issuer Shares are beneficially owned by any of the persons named in Schedule A or Schedule B.

(c) Neither Alliance nor, to Alliance's knowledge, any person named in Schedule A or Schedule B, has effected any transaction in the Issuer Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No.M87915100                       13D                  Page 6 of 11 Pages


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the Purchase Agreement, Additional Purchase Agreement, the Registration Rights Agreement, the Consolidated Shareholders Agreement, the Shareholders Agreement, the Alliance / Tower Joinder Agreement, and the Alliance / TIC Joinder Agreement described above (and incorporated herein in its entirety by reference), to the knowledge of Alliance, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1. Share Purchase Agreement, dated as of July 4, 2000, by and between SanDisk Corporation and Tower Semiconductor Ltd.

2. Additional Purchase Obligation Agreement, dated as of July 4, 2000, by and between SanDisk Corporation and Tower Semiconductor Ltd.

3. Registration Rights Agreement, dated as of January 18, 2001, by and between SanDisk Corporation, The Israel Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.

4. Consolidated Shareholders Agreement, dated as of January 18, 2001 by and among SanDisk Corporation, The Israel Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.

5. Alliance / Tower Joinder Agreement, dated August 29, 2000, by and between Alliance Semiconductor Corporation and Tower Semiconductor.

6. Alliance / TIC Joinder Agreement, dated August 29, 2000, by and between Alliance Semiconductor Corporation and The Israel Corporation.


________________________________________________________________________________

CUSIP No.M87915100                       13D                  Page 7 of 11 Pages


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        1/29/01
                                        ----------------------------------------
                                                         (Date)


                                         /s/ Bradley A. Perkins
                                        ----------------------------------------
                                                       (Signature)

                                        Bradley A. Perkins
                                        Vice President, General Counsel
                                        and Secretary
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.M87915100                       13D                  Page 8 of 11 Pages



                                   Schedule A
                                  ----------

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               SANDISK CORPORATION



                         Present Principal Occupation
        Including Name of Employer (if other than SanDisk Corporation)
                               Address of Employer


Executive Officers of Alliance Semiconductor Corporation:
--------------------------------------------------------

(name)               (title)                        (address)

N. Damodar Reddy Chairman, President and             c/o Alliance Semiconductor
                 Chief Executive Officer             2575 Augustine Drive
                 Director                            Santa Clara, CA 95054

C.N. Reddy       Executive Vice President,           c/o Alliance Semiconductor
                 Investments                         2575 Augustine Drive
                 Director                            Santa Clara, CA 95054

David Eichler    Vice President, Finance and         c/o Alliance Semiconductor
                 Administration and                  2575 Augustine Drive
                 Chief Financial Officer             Santa Clara, CA 95054

Bradley Perkins  Vice President and General Counsel  c/o Alliance Semiconductor
                 Secreatry                           2575 Augustine Drive
                                                     Santa Clara, CA 95054

Ritu Shrivastava Vice President, Technology          c/o Alliance Semiconductor
                 Development                         2575 Augustine Drive
                                                     Santa Clara, CA 95054


Outside Directors of Alliance Semiconductor Corporation:
--------------------------------------------------------

John B. Minnis       President, Milpitas Materials Company, CA

Sanford L. Kane      President, Kane Concepts Incorporated, CA

CUSIP No.M87915100                       13D                  Page 9 of 11 Pages

                                   Schedule B
                                  ----------
                        DIRECTORS AND EXECUTIVE OFFICERS



                          Present Principal Occupation
                           Including Name of Employer
                               Address of Employer

Executive Officers of SanDisk Corporation:
------------------------------------------

(name)               (title)                             (address)

Dr. Eli Harari       President, Chief Executive Officer  c/o SanDisk Corporation
                     and Director                        140 Caspian Court
                                                         Sunnyvale, CA 94089

Frank Calderoni      Chief Financial Officer,            c/o SanDisk Corporation
                     Senior Vice President, Finance      140 Caspian Court
                     and Administration                  Sunnyvale, CA 94089

Ralph Hudson         Senior Vice President,              c/o SanDisk Corporation
                     Worldwide Operations                Sunnyvale, CA 94089

Sanjay Mehrotra      Senior Vice President,              c/o SanDisk Corporation
                     Engineering                         140 Caspian Court
                                                         Sunnyvale, CA 94089

Nelson Chan          Senior Vice President,              c/o SanDisk Corporation
                     Marketing                           140 Caspian Court
                                                         Sunnyvale, CA 94089

Jocelyn Scarborough  Vice President,                     c/o SanDisk Corporation
                     Human Resources                    140 Caspian Court
                                                        Sunnyvale, CA 94089



Outside Directors of SanDisk Corporation:
-----------------------------------------

Irwin Federman       General Partner, U.S. Venture Partners, Menlo Park, CA

William V. Campbell  Entrepreneur, Mountain View, CA

Catherine P. Lego    General Partner, The Photonics Fund, Woodside, CA

Dr. James D. Meindl  Professor, Georgia Institute of Technology in Atlanta, GA

Alan F. Shugart      President, Chairman and CEO, Al Shugart International,
                     Santa, Cruz, CA

CUSIP No.M87915100                       13D                 Page 10 of 11 Pages



Executive Officers of The Israel Corporation Ltd.:
--------------------------------------------------

(name)               (title)                         (address)

Yossi Rosen          President and Chief Executive   c/o Israel Corporation Ltd.
                     Officer                         Millenium Tower
                                                     23 Aranha Street
                                                     Tel Aviv, Israel 61070

Udi Hillman          Executive Vice President and    c/o Israel Corporation Ltd.
                     Chief Financial Officer         Millenium Tower
                                                     23 Aranha Street
                                                     Tel Aviv, Israel 61070

Noga Yatziv, Adv.    Company Secretary               c/o Israel Corporation Ltd.
                                                     Millenium Tower
                                                     23 Aranha Street
                                                     Tel Aviv, Israel 61070



Outside Directors of The Israel Corporation Ltd.:
-------------------------------------------------

Idan Ofer                 Entrepreneur, Israel

Ehud Angel                Managing Director. Ofer (Ships Holdings) Ltd., Israel

Prof. Avishay Braverman   President, Ben-Gurion University of the Negev, Israel

Dan Goldstein             CEO and Chairman of the Board, Formula Systems (1985)
                          Ltd., Israel

Zvi Itskovitch            First Executive Vice President, Member of Management
                          and Head of Domestic Subsidiaries Division, Bank
                          Leumi le-Israel B.M., Israel

Irit Izakson              Entrepreneur, Israel

Ari Levy                  Chief Financial Officer, Ofer Brothers, Israel

Amnon Lion                Managing Director, Zodiac Maritime Agencies Ltd.,
                          Israel

Doron Ofer                Managing Director, Ofer Brothers Properties (1975)
                          Ltd., Israel

Zvi Zamir                 Entrepreneur, Israel



Executive Officers of Macronix International Co., Ltd.:
-------------------------------------------------------

(name)           (title)                         (address)

Miin Wu          President and Chief Executive   c/o Macronix International
                 Officer                         6F, No. 196, Sec 2,
                                                 Cheng Kuo North Road, Taipei,
                                                 Taiwan, R.O.C.



Outside Directors of Macronix International Co., Ltd.:
------------------------------------------------------

No Information

CUSIP No.M87915100                       13D                 Page 11 of 11 Pages



                                  EXHIBIT INDEX

Exhibit
Number       Description of Document
-------      -----------------------

1. Share Purchase Agreement, dated as of July 4, 2000, by and between SanDisk Corporation and Tower Semiconductor Ltd.

2. Additional Purchase Obligation Agreement, dated as of July 4, 2000, by and between SanDisk Corporation and Tower Semiconductor Ltd.

3. Registration Rights Agreement, dated as of January 18, 2001, by and between SanDisk Corporation, The Israel Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.

4. Consolidated Shareholders Agreement, dated as of January 18, 2001 by and among SanDisk Corporation, The Israel Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.

5. Alliance / Tower Joiner Agreement, dated August 29, 2000, by and between Alliance Semiconductor Corporation and Tower Semiconductor.

5. Alliance / TIC Joinder Agreement, dated August 29, 2000, by and between Alliance Semiconductor Corporation and The Israel Corporation.